BRITTON INTERNATIONAL INC.
725 Kendall Lane
Boulder City, Nevada, USA 89005
tel/fax: 702.293.3613
cell: 702.630.6351
email: jacek@britton.com

April 13, 2006

<u>**BY COURIER**</u>

Mr. Christian Windsor
Special Counsel
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Dear Mr. Windsor:

Subject: **Britton International Inc.**
             Registration Statement on Form SB-2, amendment number 1
             Filed March 17, 2006
             <u>**File No. 333-131348**</u>

This letter is in response to your comment letter dated April 5, 2006, regarding Amendment number 1 to the registration statement on Form SB-2 filed by Britton International Inc., and accompanies Amendment No. 2 to the filing. We have reproduced below the comments in your letter and then direct your attention to how your comment was addressed and/or provide supplemental information.

We enclose four redlined and clean copies each of Amendment No. 2.

<u>Cover Page</u>

1.   Please revise the cover to provide the SEC legend in bold face type.

    In response to your comment, we have revised the cover to provide the SEC legend in bold face type.

2.   We note that while Britton Jewellery Inc. controls 13.5% of the company's shares and is identified as an affiliate, Mr. Oscilowicz controls 67.8% of the shares but is not identified as an affiliate. Please advise us as to the basis for your conclusion that Mr. Oscilowicz is not an affiliate, given that he is the largest shareholder and the chief executive.

    In response to your comment we have revised the filing to reflect the fact that Mr. Oscilowicz is an affiliate.

The Company, page 1

3. As correct, please revise the first paragraph to clarify the lack of management and corporate linkage between Britton International and Britton Jewellery, Inc. and that Britton International is under no contractual obligation to supply the company. We note that you say here that you operate on a month to month "arrangement," but later you say you have no contracts with them. Please reconcile this disclosure.

    In response to your comment, we have amended this paragraph to clarify that there is no written contractual supplier relationship between Britton International Inc. and Britton Jewellery Inc.

4. Please briefly describe what you offer on your website and the significance of each category to actual sales volume, either as a percentage of gross sales or otherwise. We note in this regard the significant decline in January 31, 2006 sales that you say was due to a decline in the sale of watches.

    In response to your comment, we have updated the prospectus to include a brief description of our offerings on the website and information on the sales mix in fiscal 2005 and the nine months ending January 31, 2006.

Risk Factors, page 3

5. In the carry over risk factor on page 6 to 7 and in the third risk factor on page 10 you state that you cannot offer "any assurance" or "no assurance" that a given risk will occur. The risk factor itself is the occurrence of the stated risk, not whether you can offer assurance. Remove this language and any similar attempts to disclaim the risk. If you are not able to evaluate the likelihood of a given risk occurring, you must make that clear from the context of the risk factor.

    In response to your comment, we have amended these risk factors as per your recommendations and have removed all such language regarding "any assurance" or "no assurance" throughout the filing.

Our stock price will fluctuate after this offering...page 3

6. While we note that you have deleted a few risk factors, you have also added some and increased the length of others. As a result your risk factor section remains very long and dense. Please revise it to focus on the most important risks that your company faces and limit the discussion you give to each. Typically a risk factor is two or three sentences of factual information followed by a description of the particular uncertainty faced by the company. For example, this risk factor seems to be a laundry list of possible problems.

    - The last two bullet items are true for any company. Please avoid this type of risk factor.
    - The third and fifth bullets are already discussed in separate risk factors. Please avoid duplication.
    - The last paragraph may warrant a separate risk factor, but you will need to explain why

this is a particular risk for your company.
  - Only the second and fourth bullets seem to relate to the heading. Please consider focusing on these two uncertainties.

In response to your comment, we have revised this risk factor as per your recommendation.

We rely exclusively on the sale of diamonds and fine jewelry, page 6

7. We not your response to prior comment on this risk factor. This remains a very general discussion that describes no specific risk. Please avoid this type of risk factor. If retained, state the uncertainty in a concise manner and clarify that at this time you are not aware of any particular related risk to the company. Please also note for the last two risk factors on page 7, the last two on page 9 and the second and third on page 10.

   In response to your comment, we have deleted these risk factors, with the exception of the third risk factor on page 10 which we have amended in a shortened form.

Because e-commerce transactions are subject to…page 8

8. This risk factor seems to be faced by almost any company. The description is also long and dense. Please avoid this type of risk factor. While you have made it even longer, you do not seem to describe a material risk to the company. In fact, you begin the new text by addressing why this uncertainty is not a problem. Please revise so that your reader can better focus on what you are trying to describe. Please also note for the only complete risk factor on page 11 and the risk factor bridging pages 11 and 12.

   In response to your comment we have shortened the risk factor on page 8 to include only the specific risks we believe are material to our Company. Additionally we have deleted the two risk factor mentioned on pages 11 and 12.

Because most jewelry purchases are discretionary…page 10

9. This seems to be essentially the same risk as described in the last risk factor on page 6. Avoid duplication. Please consider deleting this matter.

   In response to your comment, we have shortened the risk factor on page 10 to include only the specific risks we believe are material to our Company. We also note the overlapping risk factor on page 6 has been deleted.

Director, Executive Officer, Promoters and Control Persons, page 19

10. Disclose the business nature of Ravnhouse LLP. And, as material, consider disclosing how Mr. Oscilowicz divides the rest of his time between Ravnhouse and B.O.S.S.

   In response to your comment, we have added language to disclose the business nature of

Ravnhouse LLP. We do not consider it material how Mr. Oscilowicz divides the rest of his time between Ravnhouse and B.O.S.S.

Description of Securities, page 21

11. The statement that the common stock are fully paid and non assessable are legal conclusions that must be supported by the opinion of competent counsel. If management is relying upon the opinion by Stepp Law Group, revise to clarify. Also, the law firm must consent to the use of their opinion in the registration statement as required by Rule 436.

In response to your comment, we have removed the language in the body of the document which calls for a legal conclusion to be drawn by management. This legal conclusion and related information is included in the opinion and consent from Stepp Law Group, filed as Exhibit 5.1

Business and Marketing Strategies, page 23

12. On page 24, you state you believe that your suppliers will not open competing online businesses. Please revise to state the basis for that belief.

In response to your comment, we have amended part of this section to state:

"...That being said, we believe at present that they will not based specific statements regarding these matters made to us by each of our suppliers during discussions we have had with each of them."

Marketing and Promotion Strategy, page 25

13. Please disclose whether you believe these funding levels are adequate to achieve profitable operations. If not, disclose the level of marketing that you feel is required and describe your funding source or lack of funding source.

In response to your comment, we have added the following language: "At present we believe this marketing budget will be sufficient for us to reach profitability."

Management's Discussion and Analysis, page 30

14. In the summary financial data that you supply regarding the most recently completed quarter, you net losses exploded, even while your gross margin appeared to remain largely unchanged. Revise this section to discuss, in detail, the reasons for your increase in losses in that quarter and the non-operating charges that lead to the loss. Also, consider discussing any impacts of the losses and the factors leading to the losses on your liquidity.

To preface our response, we note that the financial data supplied in amendment #1 of the SB-2 is for the 9-month interim period, as required under Reg. S-B, and does not reflect solely the results for the most recently completed quarter as suggested in your comment.

In response to your comment, we have expanded the Net Loss section of the 9-month MD&A to include comparative data regarding the change in financial results and expanded the section on Liquidity.

Exhibit 5.1, Opinion of Stepp Law Group...

15. We note the consent included in this exhibit item. Please have Stepp Law Group revise the consent to specifically include being named and to the discussion of the legality opinion in the prospectus.

In response to your comment, Stepp Law Group has revised its consent to specifically include being named and to the discussion of the legality opinion in the prospectus.

We trust the foregoing is satisfactory.

Yours truly,

BRITTON INTERNATIONAL INC.

Jacek Oscilowicz

Cc: Thomas E. Stepp, Jr. – Stepp Law Group